

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 1-9700

A. Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
211 Main Street
San Francisco, CA 94105

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
211 Main Street
San Francisco, CA 94105

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2010 and 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBIT

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Empolyee Benefits Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 27, 2011

By: 

Jay L. Allen
Executive Vice President —
Human Resources and Employee Services

SchwabPlan®
Retirement Savings and Investment Plan

Financial Statements for the Years Ended December 31, 2010 and 2009, Supplemental Schedule as of December 31, 2010 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
50 Fremont Street
Suite 3100
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits
Administrative Committee and Participants of the
SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2011

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2010	2009
Assets		
Investments – at fair value or amounts that approximate fair value:		
Mutual and other funds	$ 838,148,492	$ 738,928,087
Common stock of The Charles Schwab Corporation	439,957,751	516,954,832
Self-directed brokerage accounts	382,065,323	334,221,520
Collective trust funds	245,686,413	222,029,437
Total investments	1,905,857,979	1,812,133,876
Receivables:		
Employer contributions	50,243,606	49,052,506
Participant notes receivable	41,889,432	36,910,560
Due from broker for investments sold	4,542,558	3,091,434
Accrued dividends and interest	95,545	84,585
Total receivables	96,771,141	89,139,085
Total assets	2,002,629,120	1,901,272,961
Liabilities		
Due to broker for investments purchased	5,589,883	4,121,000
Net Assets Reflecting Investments at Fair Value or Amounts that Approximate Fair Value	$ 1,997,039,237	$ 1,897,151,961
Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund	(3,276,590)	—
Net Assets Available for Benefits	$ 1,993,762,647	$ 1,897,151,961

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2010	2009
Additions to Net Assets Available for Benefits		
Investment income:		
Dividends and interest	$ 28,899,363	$ 26,707,972
Net appreciation (depreciation) in fair value of investments:		
Mutual and other funds	85,981,383	161,667,274
Common stock of The Charles Schwab Corporation	(45,971,760)	77,097,108
Self-directed brokerage accounts	35,744,900	59,571,908
Collective trust funds	19,689,872	16,609,699
Total investment income	124,343,758	341,653,961
Contributions:		
Participants' salary deferral and rollover	99,162,915	97,085,912
Net employer contributions	50,109,789	48,941,083
Total contributions	149,272,704	146,026,995
Interest income on participant notes receivable	1,621,722	1,779,628
Total additions to net assets available for benefits	275,238,184	489,460,584
Deductions from Net Assets Available for Benefits		
Distributions to participants	(178,627,498)	(162,469,300)
Increase in Net Assets	96,610,686	326,991,284
Net Assets Available for Benefits		
Beginning of year	1,897,151,961	1,570,160,677
End of year	$ 1,993,762,647	$ 1,897,151,961

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2010, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC) serves as trustee of the Plan. CSTC is a division of Charles Schwab Bank, a depository institution subsidiary of CSC. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of CSC common stock held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($16,500 for both 2010 and 2009). Such contributions are not currently taxable to participants and can be matched by CSC's contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 before the end of the Plan year and eligible participants older than age 50 to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,500 for both 2010 and 2009). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided in 2010 and 2009.

Employees eligible to participate in the 401(k) salary deferral program are eligible to elect and make Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC will match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. CSC's Roth 401(k) match contributions are made on a pre-tax basis and will be taxed to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made in 2010 or 2009.

CSC's Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible to receive the Basic Match for that Plan year and the Profit Contribution, if one is made. The Basic Match allocation will be based on the participant's salary deferral contribution and eligible compensation while an employee during the Plan year. The Profit Contribution allocation will be based on eligible compensation while an employee during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 12 core investment options, which include the common stock of CSC and mutual and other funds that cover stocks and bonds.

Additionally, CSC provides a set of collective trust funds – Schwab Managed Retirement Trust Funds™ and the Charles Schwab Stable Value Fund. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement. The Schwab Managed Retirement Trust Funds are diversified across multiple asset classes, including commodities, large-cap equities, mid-cap equities, small-cap equities, international equities, fixed income, treasury inflation protected securities, real estate investment trusts, stable value, and money market funds.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options available. Participants are responsible for paying trading fees and commissions in their PCRA. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in the PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in CSC's common stock through investment in CSC's unitized stock funds.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 55 with ten years of service or age 65 (age 50 with seven years of service for participants who were participating in the Plan as of December 31, 2008). Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2010 and 2009, the forfeiture amounts used to reduce the employer contribution were immaterial.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2010 and 2009, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of the Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from those estimates. Certain prior-period amounts have been reclassified to conform to the current period presentation.

Risks and Uncertainties—The investments of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investments—The Plan's investments are generally stated at fair value. CSC's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Shares of mutual and other funds and collective trust funds are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. Investments held in a PCRA are valued at quoted market prices at year end.

The Plan's investment in the Charles Schwab Stable Value Fund is a pooled investment fund of primarily insurance-like contracts (wrap contracts), which meet the definition of benefit responsiveness. At December 31, 2010, the investment in the Charles Schwab Stable Value Fund is included at fair value in collective trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. At December 31, 2009, the investment in the Charles Schwab Stable Value Fund is recorded at fair value, which is not materially different from the contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

Management fees and operating expenses charged to the Plan for investments in mutual and other funds and collective trust funds are deducted from income earned by such investments on a daily basis and are not separately disclosed on the statements of changes in net assets available for benefits.

Participant Notes Receivable—Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document and are reported as taxable income to the participant regardless of whether the loan amount was provided from pre-tax or after-tax accounts.

Adoption of New Accounting Standards

Fair Value Measurements and Disclosures—In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which amends FASB Accounting Standards Codification 820, *Fair Value Measurements and Disclosures*, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements, and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan prospectively adopted the new guidance in 2010, except for the Level 3 reconciliation disclosures, which are required in 2011. The Plan did not have any investments utilizing Level 3 inputs as of December 31, 2010 or 2009. The adoption in 2010 did not have a material impact, and the future adoption is not expected to have a material impact, on the Plan's statements of net assets available for benefits and statements of changes in net assets available for benefits.

Reporting Loans to Participants—In September 2010, the FASB issued ASU No. 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan's statements of net assets available for benefits and statements of changes in net assets available for benefits.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits:

	December 31,	
	2010	2009
Common stock of The Charles Schwab Corporation 25,500,159 shares and 27,251,492 shares, respectively	$ 439,957,751	$ 516,954,832
Dodge & Cox Stock Fund—1,462,432 and 1,520,916 shares, respectively	$ 157,591,701	$ 146,220,822
Charles Schwab Stable Value Fund—6,476,573 and 6,912,093 shares, respectively	$ 130,294,488	$ 131,929,737
American Funds Europacific Growth Fund of America—2,848,572 shares and 2,873,108 R6 shares, respectively	$ 117,845,415	$ 110,154,965
American Funds Growth Fund of America—3,476,504 and 3,013,679 R6 shares, respectively	$ 105,824,781	$ 82,363,847 (1)
Schwab S&P 500 Index Fund—5,388,811 and 5,729,399 shares, respectively	$ 105,459,028	$ 99,347,775
PIMCO Total Return Institutional Fund—9,359,316 and 8,741,741 shares, respectively	$ 101,880,633	$ 94,714,395 (1)

(1) These investments represented less than five percent of the Plan's net assets available for benefits at the respective date.

4. CHARLES SCHWAB STABLE VALUE FUND — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Nature of investment contracts—The Charles Schwab Stable Value Fund (the Fund) invests primarily in wrap contracts. In a wrap contract, the underlying investments are owned by the Fund and held in trust for the Plan's participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Interest crediting rate—Wrap contracts' interest crediting rates are typically reset on a monthly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula that is based on the characteristics of the underlying portfolio of bonds:

$$CR = [(1+YTM) \times (FV/CV)^{1/Dur} - 1] - F$$

Where:		
	CR	= Contract interest crediting rate
	YTM	= Yield to maturity of underlying bonds
	FV	= Fair value of underlying bonds
	CV	= Contract value (principal plus accrued interest)
	Dur	= Duration of the portfolio
	F	= Wrap contract fees

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented on the statements of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund." If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the fair value of the underlying bonds. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value of the underlying bonds. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrap contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants' principal and accrued interest will be protected.

The key factors that influence future interest crediting rates for a wrap contract include:

- The level of market interest rates
- The amount and timing of participant contributions, transfers, and withdrawals into and out of the contract
- The investment returns generated by the bonds that back the wrap contract
- The duration of the underlying investments backing the contract

Events affecting contracts—The investment contracts for the Fund are all fully benefit-responsive at contract value. Participant-directed withdrawals in accordance with the Plan are payable at contract value even if the withdrawal is precipitated by an employer-initiated event, as long as the employee experiences a bona fide job loss. In the event of a spin-off or sale of a division where the employee does not experience a bona fide job loss, the issuer will make a clone contract available to the successor employer's plan.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

There are no known circumstances that would limit the ability of the Fund to transact at contract value with the Plan's participants.

The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract upon short notice upon the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the wrap contract at the fair value of the underlying bonds.

In all other circumstances, the contracts for the Fund permit the issuer to terminate their contract responsibilities only upon two to three years notice. Either the Fund can use this period to find a replacement wrap contract, or it can elect to change the investment strategy of the underlying investments to provide for a winding down of the issuer's responsibilities at contract value over time.

Average Yield—The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for the years ended December 31, 2010 and 2009, was 2.26% and 2.65%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the years ended December 31, 2010 and 2009, was 2.73% and 3.06%, respectively.

5. FAIR VALUE MEASUREMENTS

The Plan classifies its investments into three levels: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan did not have any investments utilizing Level 3 inputs as of December 31, 2010 or 2009. Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers in or out of Levels 1, 2, or 3, for the years ended December 31, 2010 or 2009.

When available, the Plan uses quoted prices in active markets to measure the fair value of assets. When quoted prices do not exist, the Plan uses quoted prices for similar securities and valuations provided by alternative pricing sources supported by observable inputs, such as interest rates, prepayment speeds, and credit risk. The Plan's Level 2 investments include collective trust funds, certain investments within self-directed brokerage accounts, and other funds. Investments classified as Level 2 include positions that are not traded in active markets and/or are subject to transfer restrictions. Accordingly, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information. The Plan did not adjust any valuations to reflect illiquidity or non-transferability at December 31, 2010 or 2009.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value:

December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds	$ 716,464,951	$ 121,683,541	$ -	$ 838,148,492
Common stock of The Charles Schwab Corporation:				
Schwab 401(k) Equity Unit Fund	247,673,073	-	-	247,673,073
Schwab ESOP Equity Unit Fund	192,284,678	-	-	192,284,678
Total common stock of The Charles Schwab Corporation	439,957,751	-	-	439,957,751
Self-directed brokerage accounts:				
Common stock	120,494,977	1,450,263	-	121,945,240
Mutual funds	108,827,468	10,337,130	-	119,164,598
Cash equivalents	80,298,588	2,932,004	-	83,230,592
Unit investment trusts	50,934,878	-	-	50,934,878
Corporate debt securities	-	2,862,109	-	2,862,109
Other assets	3,026,571	901,335	-	3,927,906
Total self-directed brokerage accounts	363,582,482	18,482,841	-	382,065,323
Collective trust funds	-	245,686,413	-	245,686,413
Total investments at fair value	$ 1,520,005,184	$ 385,852,795	$ -	$ 1,905,857,979

December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual and other funds	$ 621,525,551	$ 117,402,536	$ -	$ 738,928,087
Common stock of The Charles Schwab Corporation:				
Schwab 401(k) Equity Unit Fund	281,005,700	-	-	281,005,700
Schwab ESOP Equity Unit Fund	235,949,132	-	-	235,949,132
Total common stock of The Charles Schwab Corporation	516,954,832	-	-	516,954,832
Self-directed brokerage accounts:				
Common stock	93,751,400	929,582	-	94,680,982
Mutual funds	109,291,060	1,284,085	-	110,575,145
Cash equivalents	77,803,504	4,210,462	-	82,013,966
Unit investment trusts	41,578,069	-	-	41,578,069
Corporate debt securities	-	2,792,202	-	2,792,202
Other assets	1,037,242	1,543,914	-	2,581,156
Total self-directed brokerage accounts	323,461,275	10,760,245	-	334,221,520
Collective trust funds	-	222,029,437	-	222,029,437
Total investments at fair value	$ 1,461,941,658	$ 350,192,218	$ -	$ 1,812,133,876

Certain of the Plan's investments at fair value have been estimated using the net asset value per share of the investment. Plan participants had the ability to redeem those investments with the investee at net asset value per share at December 31, 2010 and 2009. There were no unfunded commitments, normal course of business redemption restrictions, or other redemption restrictions on those investments at December 31, 2010 or 2009.

6. TAX STATUS

The Internal Revenue Service (IRS) determined, and informed CSC in a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan and related trust are currently being operated in compliance with those sections. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC. The dividend income earned on the CSC common shares held by the Plan was $6,300,733 and $6,986,265 for 2010 and 2009, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for CSTC's fees are paid directly by CSC. Subsidiaries of CSC also provide investment management services related to several plan investments including the common stock of CSC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	December 31,	
	2010	2009
Net assets available for benefits per the financial statements	$ 1,993,762,647	$ 1,897,151,961
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund	3,276,590	—
Net assets available for benefits per the Form 5500	$ 1,997,039,237	$ 1,897,151,961

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010:

	2010
Increase in net assets available for benefits per the financial statements	$ 96,610,686
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2010	3,276,590
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2009	—
Increase in net assets available for benefits per Form 5500	$ 99,887,276

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION:			
*	Schwab 401(k) Equity Unit Fund	14,347,300	$ 191,172,544	$ 247,673,073
*	Schwab ESOP Equity Unit Fund	11,152,859	38,753,159	192,284,678
	Total common stock of the Charles Schwab Corporation		229,925,703	439,957,751
	MUTUAL AND OTHER FUNDS:			
	Dodge & Cox Stock Fund	1,462,432	167,622,204	157,591,701
	American Funds Europacific Growth Fund of America – R6 Shares	2,848,572	101,144,937	117,845,415
	American Funds Growth Fund of America – R6 Shares	3,476,504	89,586,135	105,824,781
**	Schwab S&P 500 Index Fund	5,388,811	89,024,891	105,459,028
	PIMCO Total Return Institutional Fund	9,359,316	100,122,199	101,880,633
	Rainier Small/Mid Cap Equity Portfolio Fund	7,043,503	66,180,944	73,041,124
**	Schwab Small-Cap Index Select Fund®	2,863,303	49,085,608	60,444,326
	TS&W Small/Mid Cap Value Strategy	3,654,577	37,457,453	48,642,417
**	Schwab International Index Select Fund®	2,817,672	47,535,948	48,548,496
	Vanguard Total Bond Market Index Fund Institutional Shares	1,775,194	19,264,022	18,870,571
	Total mutual and other funds		767,024,341	838,148,492
	SELF-DIRECTED BROKERAGE ACCOUNTS		359,131,135	382,065,323
	COLLECTIVE TRUST FUNDS:			
**	Charles Schwab Stable Value Fund	6,476,573	117,634,888	130,294,488
**	Schwab Managed Retirement Trust Fund 2020	1,656,033	27,042,281	29,262,095
**	Schwab Managed Retirement Trust Fund 2040	1,366,761	23,052,023	25,216,743
**	Schwab Managed Retirement Trust Fund 2030	1,322,041	22,246,457	24,233,020
**	Schwab Managed Retirement Trust Fund 2035	765,060	6,982,445	7,619,997
**	Schwab Managed Retirement Trust Fund 2025	585,608	5,444,670	5,914,642
**	Schwab Managed Retirement Trust Fund 2010	344,444	5,367,620	5,745,318
**	Schwab Managed Retirement Trust Fund 2050	496,464	4,426,162	4,855,418
**	Schwab Managed Retirement Trust Fund 2045	497,239	4,282,014	4,693,936
**	Schwab Managed Retirement Trust Fund Income	345,084	4,265,467	4,534,403
**	Schwab Managed Retirement Trust Fund 2015	317,963	3,095,726	3,316,353
	Total collective trust funds		223,839,753	245,686,413
*	PARTICIPANT NOTES RECEIVABLE: 5,137 loans with interest rates ranging from 4.25% to 10.50%, maturing through 2026		41,889,432	41,889,432
	TOTAL		$ 1,621,810,364	$ 1,947,747,411

* A party in interest as defined by ERISA
** Managed by a party in interest as defined by ERISA



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EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-44793 and 333-71322 of The Charles Schwab Corporation on Form S-8 of our report dated June 27, 2011, relating to the financial statements and financial statement schedule of the SchwabPlan Retirement Savings and Investment Plan, appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2010.

Deloitte & Touche LLP

June 27, 2011